NO ACT

PE
12-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004200

Received SEC
FEB 20 2009
Washington, DC 20549

February 20, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-20-09

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 24, 2008

Dear Mr. Mueller:

This is in response to your letters dated December 24, 2008 and February 12, 2009 concerning the shareholder proposal submitted to McGraw Hill by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated January 20, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dan Koepel
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

February 20, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 24, 2008

The proposal requests that the board of directors adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company.

We are unable to concur in your view that McGraw Hill may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that McGraw Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that McGraw Hill may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that McGraw Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

February 12, 2009

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 59029-00057

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.; Supplemental Letter Regarding Shareholder Proposal of the Central Laborers' Pension, Welfare & Annuity Funds*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 24, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, The McGraw-Hill Companies, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent"). The Proposal requests that the Board of Directors adopt a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company.

The No-Action Request indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the legal power and authority to implement the Proposal. We also attached to the No-Action Request a legal opinion on New York Law from Gibson, Dunn & Crutcher LLP (the "New York Law Opinion"), supporting our view that implementation of the Proposal would cause the Company to violate New York law.

We write supplementally to respond to correspondence dated January 20, 2009 from the Proponent regarding the No-Action Request (the "Proponent's Response"). The Proponent's Response argues that the Proposal is not excludable based on a previous Staff no-action letter, *First Mariner Bancorp* (avail. Jan. 10, 2005) (the "First Mariner Letter"). In the First Mariner Letter, the Staff declined to concur with First Mariner's request to omit, under Rules 14a-8(i)(6) and 14a-8(i)(2), a proposal seeking adoption of a policy that the chairman of the board be an independent director. Additionally, the Proponent's Response asserts that implementation of the Proposal could not cause the Company to violate state law because it is a precatory, rather than a binding, proposal. As discussed in more detail below, we believe that the First Mariner Letter is distinguishable from the instant case because the company failed to set forth its legal arguments in sufficient detail to meet its burden of demonstrating that the proposal was excludable. In addition, Staff precedent indicates that a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law.

In Staff Legal Bulletin No. 14, the Staff explained its procedure for considering a company's view that it properly can exclude a shareholder proposal. The Staff stated:

> We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. . . . We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.

See Sections B.5 & B.6, Staff Legal Bulletin No. 14 (July 13, 2001). As discussed in the No-Action Request and the New York Law Opinion, the Proponent seeks the adoption of a policy that would violate the Company's By-Laws, as amended. The New York Law Opinion cites specific provisions of New York law, and it and the No-Action Request set forth a detailed description as to how implementation of the Proposal would violate New York law and additionally is beyond the Company's ability to implement.

In contrast, although the incoming no-action request in the First Mariner Letter states (as the Proponent's Response correctly notes) that "[t]o the extent the reasons for excluding the [p]roposal and [s]upporting [s]tatement are based on matters of law, this letter constitutes the supporting opinion required by Rule 14a-8(j)(2)," the First Mariner no-action request provides what might be referred to as a generalized assertion that implementation of the proposal involved in that request would violate Maryland corporate law. Specifically, the legal opinion in the First

Mariner no-action request appears to hinge on the conclusion that:

> Accordingly, unless and until the Company's Bylaws are amended to separate the position of Chairman and Chief Executive Officer, the policy described in the Proposal, although arguably adoptable by the Board, would be meaningless and could not be implemented by the Company. *Any other conclusion would require the Company to violate the Bylaws, and thus, the [Maryland General Corporation Law.]"* (emphasis added)

While the First Mariner no-action request cites a provision of the Maryland General Corporation Law, a detailed analysis of exactly how implementation of the proposal involved there would violate state law for purposes of Rule 14a-8(i)(2) and Rule 14a-8(i)(6) is lacking.

In contrast to the analysis in the First Mariner Letter, the No-Action Request and the New York Law Opinion contain detailed discussion of two separate bases for our opinion that implementation of the Proposal would cause the Company to violate New York law. First, under New York law, by-laws have the same legal effect as statutes and are binding on a company to the same extent as if they had been enacted by the legislature. Second, a New York corporation's by-laws have the force of a binding contract between the corporation and its shareholders. Therefore, New York law requires a company's board of directors to abide by its by-laws. Accordingly, we continue to believe that the Proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the legal power and authority to implement the Proposal.

Additionally, the Proponent's Response asserts that because the Proposal is precatory, it is not excludable under Rules 14a-8(i)(2) and 14a-8(i)(6). However, no-action letter precedent establishes that even a precatory proposal is excludable where the proposal, if implemented, would violate state, federal or foreign law. *See, e.g., RadioShack Corp.* (avail. Feb. 28, 2005) (concurring that a proposal recommending amendment of the company's by-laws to require certain limitations on executive compensation was excludable under Rule 14a-8(i)(2) as it would violate Delaware law if implemented); *General Electric Co.* (avail. Jan. 12, 2005) (same result under New York law); *Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote was excludable under Rule 14a-8(i)(2)). *See also Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corporation* (avail. Mar. 22, 1993).

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the legal power and authority to implement the Proposal. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Scott L. Bennett, the Company's Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998.

Sincerely,

Ronald O. Mueller, /am

Ronald O. Mueller

ROM/als

cc: Scott L. Bennett, The McGraw-Hill Companies, Inc.
Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project

100603329_3.DOC

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

January 20, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: The McGraw-Hill Companies, Inc.'s No-action Request Regarding the Shareholder Proposal Submitted by the Central Laborers' Pension, Welfare & Annuity Funds

Dear Sir or Madam:

The Central Laborers' Pension, Welfare & Annuity Funds (the "Fund") hereby submits this letter in reply to the McGraw-Hill Companies, Inc.'s ("Regions" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company contends that it may exclude the Proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would cause the Company to violate state law and it also lacks the power or authority to implement the Proposal since doing so would result in this state law violation.

The Proposal provides in pertinent part:

> RESOLVED: That stockholders of The McGraw-Hill Companies ('McGraw-Hill' or 'the Company') ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of McGraw-Hill. The policy should be implemented so as not to violate any contractual obligation.

In seeking permission to exclude the Proposal the Company notes that its By-Laws designate the Chairman of the Board as an officer of the Company and that the New York Stock Exchange standards for independence provide that an officer of the Company cannot be an independent director.

The New York Stock Exchange Corporate Governance Standards provides in pertinent part:

> 303A.02 Independence Tests
>
> In order to tighten the definition of 'independent director' for purposes of these standards:
>
> (a) No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination. . . .
>
> (b) In addition a director is not independent if:
>
> (i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, [1] of the listed company.
>
> [1] For the purposes of Section 303A, the term executive officer has the same meaning specified for the term officer in Rule 16a-1(f) under the Securities Exchange Act of 1934.

Rule 16a-1(f) of the Securities Exchange Act of 1934 provides in pertinent part:

> The term officer shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.

To prevail, the Company must demonstrate that it would have to violate state law in order to implement this precatory proposal asking the board to establish a policy that the board's chairman be an independent director who has not previously served as an executive officer of McGraw-Hill. The Company notes that the Proposal does not define "independent" and then proceeds to rely on the exchange listing requirements, specifically Sec. 303A.02(b)(i), to conclude that the Proposal must fail.

However, the Fund has submitted this Proposal as a precatory proposal, not binding, and it is equally reasonable to assume that were this precatory proposal to pass, and were the Board to choose to implement it, that it could choose to adopt a definition of independence that would allow its policy to comply with the By-Law. The Company places great reliance on *The Home Depot, Inc.* (Feb. 12, 2008), but in that case the proponent submitted a binding by-law proposal that was found to conflict with the company's charter.

The Company concedes that in *First Mariner Bancorp* (Jan. 10, 2005), a case on point, the Staff denied the Company's request under Rule14a-8(i)(2) for permission to omit a proposal asking the company to adopt a policy that the chairman of the board be an independent director. The **sole** basis of the Company's argument attempting to distinguish *First Mariner* is its incorrect assertion that "First Mariner failed to provide an opinion of counsel supporting its position."

In fact, the letter by counsel for First Mariner requesting no-action advice explicitly stated: "To the extent the reasons for excluding the Proposal and Supporting Statement are based on matters of law, this letter constitutes the supporting opinion required by Rule 14a-8(j)(2)." Staff Legal Bulletin No. 14B (CFR) (Sept. 15, 2004) provides in pertinent part:

> E. When should companies and shareholder proponents provide a supporting opinion of counsel and what should counsel to companies and shareholder proponents consider in drafting such an opinion?
>
> . . . .
>
> Rule 14a-8(j)(2)(iii) requires the company to provide the Commission with a supporting opinion of counsel when the asserted reasons for exclusion are based on matters of state or foreign law. . . .
>
> The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

In *First Mariner* the required supporting opinion of counsel was provided and yet the Staff denied the company's request.

The proposal in First Mariner urged the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors. In seeking to exclude the proposal, the Company made the same argument as McGraw-Hill makes. First Mariner argued:

> Rule 14a-8(i)(6) provides that a public company may omit a shareholder proposal 'if the company would lack the power and authority to implement the proposal.' The Proposal urges the Board of Directors of the Company (the 'Board') to adopt a 'policy' that the Chairman of the Board and the Chief Executive Officer be two separate people and that the Chairman be an independent director, elected by the directors. The Company is without the power or authority to implement the policy described in the Proposal, because such a policy is prohibited by applicable law and the Company's Bylaws.
>
> The Company is a Maryland corporation and is subject to the Maryland General Corporation Law ('MCGL').Section 2-403 of the MGCL provides that 'each director of a corporation shall have the qualifications required by the charter or bylaws of the corporation.' Section 1 of Article III of the Company's Bylaws . . . provides that the 'Chairman of the Board shall be a director[.]' Section 2 of Article III of the Company's Bylaws provides that the 'Chairman of the Board shall be the Chief Executive Officer of the Corporation[.]'. . . Thus, these provisions make it clear that a person cannot be qualified to serve as Chairman of the Company unless that person also serves as the Company's Chief Executive Officer, and vice versa. Additionally, Section 1 of Article III of the Company's Bylaws specifically provide that the Chairman of the Board is an 'officer' of the Company. The Marketplace Rules of the Nasdaq Stock Market, Inc. (the 'Nasdaq Rules') to which the Company is subject exclude an officer from the definition of 'independent director.' Nasdaq Rule 4200(a)(15).
>
> Accordingly, unless and until the Company's Bylaws are amended to separate the positions of Chairman and Chief Executive Officer, the policy described in the Proposal, although arguably adopted by the Board, would be meaningless and could not be implemented by the Company. Any other conclusion would require the Company to violate the Bylaws and, thus, the MCGL.
>
> . . . .

> The Proposal and Supporting Statement may be properly omitted pursuant to Rule 14a-8(i)(2), which permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal, if implemented, would require the Company to violate Maryland law.
>
> First, a (sic) discussed above in Item II, the implementation of the policy described in the Proposal would require the Company to violate its Bylaws and, thus, Section 2-403 of the MCGL. Second, a Board policy that 'the Chairman be an independent director, elected by the directors. . ., if implemented, would violate Section 2-404 of the MCGL, which dictates that the Company's directors shall be elected by its shareholders at each annual meeting thereof.[footnote omitted] . . . Thus, ultimately, the Company's shareholders determine who serves as the Company's directors, not the directors. Maryland law simply does not permit incumbent directors to elect a director, except to fill a vacancy. . . .
>
> Accordingly, based upon Rule 14a-8(i)(2), the Company intends to exclude the Proposal and Supporting Statement from the 2005 Proxy Materials.

Like the proposal in *First Mariner*, the Proposal submitted by the Fund is not binding, but is a precatory proposal requesting that the Board be an independent director who has not previously served as an executive officer. The Staff denied First Mariner permission to exclude a similar proposal under Rules 14a-8(i)(2) and (6) as it should do here.

For the foregoing reasons, we believe that the Company has failed to satisfy its burdens of persuasions under Rules 14a-8(i)(7) and its request for no-action relief should be denied.

Should the staff have any questions, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs, at (202) 942-2359, or via email at jodell@liuna.org.

Sincerely,

Dan Koeppel
Executive Director

c: Jennifer O'Dell

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 24, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 59029-00057

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.; Shareholder Proposal of the Central Laborers' Pension, Welfare & Annuity Funds*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The McGraw-Hill Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors:

> ... adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of McGraw-Hill. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

A copy of the Proposal, as well as related correspondence, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

A company may exclude a shareholder proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which is it subject." The Company is incorporated under the laws of the State of New York. The Proponent seeks the adoption of a policy that would violate the Company's By-Laws, as amended (the "By-Laws"). For the reasons set forth below and in the legal opinion on New York law from Gibson, Dunn and Crutcher LLP, attached hereto as Exhibit B (the "New York Law Opinion"), we are of the opinion that implementation of the Proposal by adopting a policy that violates the By-Laws would cause the Company to violate New York law. Accordingly, the

Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law.

In analyzing the Proposal for purposes of this letter and the New York Law Opinion, we have assumed that the Company would take only those actions specifically called for by the language of the Proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("In analyzing an opinion of counsel . . . we consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal.").

The Proposal asks the Board of Directors to adopt a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. However, the By-Laws specifically designate the Chairman of the Board as an officer of the Company. Article IV of the By-Laws is entitled "Officers" and states that "[t]he elective officers of the Corporation other than directors shall be a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary and a Treasurer. . . . . The Chairman of the Board and the President shall be chosen from among the directors." Article IV. Section 1. The By-Laws further state that the Chairman of the Board "may execute on behalf of the Corporation all authorized deeds, bonds, mortgages, contracts, documents and papers and may affix thereto the corporate seal when required." Article IV. Section 2. In this regard, the authority of the Chairman of the Board is co-equal to that of the President, who has similar authority under Section 3 of Article IV. Thus, the By-Laws explicitly provide that the Chairman of the Board: (1) is an officer of the Company with authority similar to that of the Company's President, and (2) serves in the dual roles of officer and director of the Company.

The Proposal does not define the standard of independence to be applied under the requested policy. However, the Company is listed on the New York Stock Exchange and therefore is subject to the listing requirements of the New York Stock Exchange, including its standards of independence. Under the New York Stock Exchange standards for determining the independence of directors, as is common for standards of independence, an officer of the Company cannot be an independent director. *See New York Stock Exchange Listed Company Manual*, Sec. 303A.02(b)(i) (setting forth listing requirements for companies listed on the New York Stock Exchange, including the requirement that in determining whether a director of a company is independent, any current employee and any person who serves as an executive officer of the company, other than on an interim basis, is per se not independent). Commentary to the New York Stock Exchange independence standards clarifies that, in assessing director independence, "the concern is independence from management."

As reflected in the New York Law Opinion, the Company's Board of Directors is required to abide by the By-Laws under New York law. Under New York law, the By-Laws have the full force and authority of statutory law on the Company, and the By-Laws have the force of a binding contract with the Company's shareholders. Therefore, taking an action that violates the By-Laws is a violation of New York law. The Proposal seeks to have the Board of

Directors adopt a policy which, if implemented, would unequivocally conflict with Section 1 of Article IV of the By-Laws, specifically identifying the Chairman of the Board as an officer of the Company. The Proponent's supporting statement clearly emphasizes that the Proposal's aim is to separate the positions of Chairman of the Board and Chief Executive Officer, so that the Chairman of the Board is no longer an officer of the Company but rather an independent director. If the Board of Directors adopts the policy that the Proposal requests, the Chairman of the Board could no longer serve as an officer of the Company, even though the By-Laws specifically designate the Chairman of the Board as an officer. This policy would contravene the clear language of the By-Laws. Thus, implementation of the Proposal would violate New York law.

The Proposal further provides that the policy should be implemented in a manner that does not violate any contractual obligation. However, because the By-Laws have the effect of a contract with the Company's shareholders, there is no way to develop or implement the proposed policy in a manner that would give effect to the requested policy and not conflict with the existing By-Laws. Therefore, the language in the Proposal that is designed to reform the policy in a manner as to avoid conflicts with any contractual obligations does not alter our opinion that implementation of the Proposal would violate the By-Laws and thus violate New York law.

The Staff recently has concurred with a company's request to exclude a shareholder proposal similar to the one the Proponent has submitted. In *The Home Depot, Inc.* (avail. Feb. 12, 2008), the proponent submitted a binding by-law proposal that would have amended Home Depot's by-laws to provide that an independent director hold the position of chairman of the board. The company argued that adopting the proposal would conflict with the company's charter and other provisions of its by-laws, and therefore would be "contrary to Delaware law." The Staff allowed Home Depot to exclude the proposal under Rule 14a-8(i)(2), noting that "in the opinion of [Home Depot's] counsel, implementation of the proposal would cause Home Depot to violate state law." We are aware that in *First Mariner Bancorp* (avail. Jan. 10, 2005), the Staff was unable to concur with First Mariner's position that the company could omit a proposal that asked the company's board of directors to adopt a policy that the chairman of the board be an independent director. First Mariner argued that it could exclude the proposal under Rule 14a-8(i)(2) because the proposal would require the company to violate its own by-laws, resulting in a violation of state law. However, First Mariner failed to provide an opinion of counsel supporting its position. By contrast, we have included the New York Law Opinion outlining two separate bases for our opinion that implementation of the Proposal would cause the Company to violate New York law. As detailed in the New York Law Opinion, implementing the Proposal would result in adoption of a policy that directly contravenes a specific provision of the By-Laws, thereby causing the Company to violate New York law. *See PG&E Corp.* (avail. Feb. 25, 2008) (concurring that a proposal requesting the company to adopt a by-law amendment could be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) based on counsel's opinion that implementation of the proposal would violate state law because the proposed by-law amendment would conflict with another provision of the by-laws).

Accordingly, for the reasons set forth above and as supported by the New York Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the legal power and authority to implement it. The Staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of proposals seeking action contrary to state law. *See, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *The Boeing Co. (Olson)* (avail. Feb. 19, 2008).

As reflected in the New York law Opinion, New York law requires a company's board of directors to abide by its by-laws. Under New York law, by-laws have the same legal effect as statutes and are binding on a company to the same extent as if they had been enacted by the legislature. In addition, a New York corporation's by-laws have the force of a binding contract between the corporation and its shareholders. Implementation of the Proposal would clearly violate the By-Laws, resulting in a violation of New York law. The By-Laws include an explicit requirement that the Company's Chairman of the Board be an officer of the Company. Accordingly, implementation of a policy designed to ensure that the Chairman of the Board is not an officer of the Company, but rather an independent director, necessitates that the Board of Directors violate New York law by acting in a manner that violates the By-Laws. Accordingly, the Company is without the legal power and authority to implement the Proposal, and the Proposal is properly excludable under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Scott L. Bennett, the Company's Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998.

Sincerely,

Ronald O. Mueller

ROM/als
Enclosures

cc: Scott L. Bennett, The McGraw-Hill Companies, Inc.
Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project

100576340_4.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (212) 512-3997

November 13, 2008

Mr. Scott Bennett
Senior Vice President,
Associate General Counsel and Corporate Secretary
McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Dear Mr. Bennett,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the McGraw-Hill Companies, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,960 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

c: Jennifer O'Dell
Enclosure

RESOLVED: That stockholders of The McGraw-Hill Companies, ("McGraw-Hill" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of McGraw-Hill. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Mr. Herald McGraw III is both the Chairman of the Board and the CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of McGraw-Hill require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at McGraw-Hill, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

U.S. Bank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387, Mail Code SL-MO-T16T
St. Louis, MO 63166-0387

Sent Via Fax (212) 512-3997

November 13, 2008

Mr. Scott Bennett
Senior Vice President,
Associate General Counsel and Corporate Secretary
McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Dear Mr. Bennett:

U.S. Bank holds 1,960 shares of McGraw-Hill Companies, Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to McGraw-Hill Companies, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 24, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 59029-00057

The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Re: *Shareholder Proposal of the Central Laborers' Pension, Welfare & Annuity Funds*

Dear Ladies and Gentlemen:

We have acted as counsel to The McGraw-Hill Companies, Inc., a New York corporation (the "Company"), in connection with its response to a shareholder proposal (the "Proposal") submitted by the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") for consideration at the Company's 2009 Annual Meeting of Shareholders. In connection therewith, you have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate New York law.

In connection with the opinions expressed below, we have examined copies of the following documents, which the Company has supplied to us or we obtained from publicly available records:

1. The McGraw-Hill Companies, Inc. Certificate of Incorporation, as amended through April 27, 2005;

2. By-Laws of The McGraw-Hill Companies, Inc., as amended through January 31, 2007 (the "By-Laws"); and

3. the Proposal.

For purposes of rendering our opinions set forth herein:

1. we have assumed that the Company would take only those actions specifically called for by the language of the Proposal;

2. we have assumed the authenticity of the documents provided to us, the conformity with authentic originals of all documents provided to us as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein; and

3. we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein.

Background

The Proposal requests that the Company's Board of Directors:

> ... adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of McGraw-Hill. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Under the New York Business Corporation Law, the by-laws of a corporation may prescribe director qualifications. N.Y. Bus. Corp. Law § 701 (2008). Article IV of the By-Laws is entitled "Officers" and states that "The elective officers of the Corporation other than directors shall be a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary and a Treasurer . . . . The Chairman of the Board and the President shall be chosen from among the directors." Article IV. Section 1. The By-Laws further state that the Chairman of the Board "may execute on behalf of the Corporation all authorized deeds, bonds, mortgages, contracts, documents and papers and may affix thereto the corporate seal when required." Article IV. Section 2. In this regard, the authority of the Chairman of the Board is co-equal to that of the President, who has similar authority under Section 3 of Article IV.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate New York law. Assuming that the Company takes only those actions specifically called for by the Proposal – that is, adopting a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer – implementation of the Proposal would cause the Company to violate the By-Laws. A violation of the By-Laws would, in turn, violate New York law. Accordingly, we are of the opinion that implementation of the Proposal would cause the Company to violate New York law. The bases of our opinion are discussed below.

The Proposal requests that the Board of Directors of the Company (the "Board") adopt a policy providing that the Chairman of the Board be an "independent director" who has not previously served as an "executive officer," but it does not define those terms. The Company's common stock, however, is currently listed on the New York Stock Exchange ("NYSE"), and 303A.02 of the NYSE Listed Company Manual sets forth the applicable standards for determining whether a director of an NYSE-listed company qualifies as "independent." See New York Stock Exchange Listed Company Manual § 303A.02 (1983) (last modified September 11, 2008). That section provides, in relevant part, that "[n]o director qualifies as 'independent' unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)" and further provides that "a director is not independent if [such] director is, or has been within the last three years, an employee of the listed company." Id. Commentary to the NYSE rule makes clear that a person who has been employed as a chairman or chief executive officer or other executive officer on other than an interim basis will disqualify a director from being considered independent under the rule. Commentary to the rule also states that, in assessing director independence, "the concern is independence from management." For purposes of this opinion, we have assumed that the term "independent director" in the Proposal refers to the applicable tests relating to director independence set forth in the NYSE Listed Company Manual, and we have further assumed that any director holding the authority of the Chairman of the Board as set forth in the Company's By-Laws would be deemed an executive officer employed by the Company and thus would not satisfy the relevant "independence" criteria established in Section 303A.02 of the NYSE Listed Company Manual.

The policy contemplated by the Proposal would require the Chairman of the Board to be an "independent director who has not previously served as an executive officer." Article IV, Section 1 of the By-Laws, however, provides that "The elective officers of the Corporation other than directors shall be a Chairman of the Board. . . . " Thus, the By-Laws require that the Chairman of the Board be an officer of the Company. In this respect, the policy contemplated by the Proposal, if implemented, would conflict with the By-Laws.

Under New York law, directors of a corporation must abide by the corporation's by-laws. New York law holds that by-laws have the same legal effect as statutes and are binding on a corporation to the same extent as if they had been enacted by the legislature. In addition, under New York law, by-laws are considered a binding contract between a corporation and its shareholders. Accordingly, implementation of the Proposal would require the Company's Board of Directors to act in a manner that would violate the By-Laws and thus to violate state law.

1. The Company's By-Laws Have the Force of Law under New York Law

Under New York law, a corporation's by-laws have the force and authority of law on a corporation. See, e.g., *In re* Flushing Hospital & Dispensary, 288 N.Y. 125, 41 N.E.2d 917 (1942) and 2 White et al., White, New York Business Entities § 601.01 (LexisNexis/Mathew Bender 2005). In fact, in New York the authority of corporate by-laws is equivalent to that of statutory law. In this regard, the courts have stated that "a by-law of a corporation has all the force of a statute, and is as binding upon the company and its members as any public law of the state." Timolat v. S.J. Held Co., 17 Misc. 556, 557, 40 N.Y.S. 692, 692 (1896). As a result, the Company's Board of Directors is bound by the By-Laws to the same degree as it is bound by New York statutory law. Implementation of the Proposal would necessitate that the Company's Board take actions that contravene the By-Laws. Accordingly, implementing the Proposal would cause the Company to violate New York law.

2. The Company's By-Laws Have the Force of a Binding Contract with Its Shareholders under New York Law

New York law considers by-laws a binding contract between a corporation and its shareholders. 2 White et al., White, New York Business Entities § 601.01 (LexisNexis/Mathew Bender 2005). As the New York courts have articulated, "a by-law is in the nature of a contract," and accordingly, if "a by-law is not inconsistent with the statute, it will be enforced as a contract." *In re* Am. Fibre Chair Seat Corp., 241 A.D. 532, 533 and 537, 272 N.Y.S. 206, 207 and 211 (App. Div. 1934), aff'd, 265 N.Y. 416, 193 N.E. 253 (1934). See also Weisblum v. Li Falco Mfg. Co., 193 Misc. 473, 84 N.Y.S.2d 162 (1947); Weber v. Sidney, 19 A.D.2d 494, 244 N.Y.S.2d 288 (App. Div. 1963), aff'd, 14 N.Y.2d 929, 252 N.Y.S.2d 327; Silver v. Farrell, 113 Misc. 2d 443, 450 N.Y.S.2d 938 (1982). The New York courts have also held that "a breach of contract is an illegal act." Reporters' Ass'n of Am. v. Sun Printing & Publ'g Ass'n, 79 N.E. 710, 712 (N.Y. 1906). Implementing the Proposal would necessitate that the Company's Board of Directors act in direct contravention of the By-Laws. Because the By-Laws are a contract between the Company and its shareholders under New York law, implementation of the Proposal would cause the Board of Directors to breach its contract with its shareholders, resulting in a violation of New York law.

We note that the Proposal further provides that the policy should be implemented in a manner that does not violate any contractual obligation. However, given that the By-Laws have the effect of a contract with the Company's shareholders, there is no way to develop or implement the proposed policy in a manner that would give effect to the requested policy and not conflict with the existing By-Laws. Therefore, the language in the Proposal that is designed to reform the policy in a manner as to avoid conflicts with any contractual obligations does not alter our opinion that implementation of the Proposal would violate the By-Laws and thus violate New York law.

Conclusion

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that implementation of the Proposal would cause the Company to violate New York law.

We render no opinion herein as to matters involving the laws of any jurisdiction other than the State of New York and this opinion is limited to the effect of the current state of the laws of the State of New York, the United States of America.

The opinions expressed above are solely for your benefit in connection with the matters addressed herein, and the undersigned is providing these legal opinions as a member in good standing admitted to practice before courts in the State of New York, the state in which the Company is incorporated. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our written permission.

Very truly yours,

Ronald O. Mueller

ROM/als

100576335_3.DOC